SilverCrest Expands High-Grade Granaditas Vein, Discovers New Vein

TSX-V: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC – August 23, 2018 - SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce new drill results for the Granaditas and the new Granaditas Dos Vein on the Las Chispas Property (the “Property”) located in Sonora, Mexico. The compilation of these new drill holes expands the high-grade footprint for the Granaditas Vein and introduces the Granaditas Dos Vein (see attached Figures). These veins are approximately 40 metres apart and may intersect to the southeast. As previously reported, there are now 30 known epithermal veins on the Property, including 12 significant veins which have drill-intersected high-grade mineralization, consisting of the Babicanora, Babicanora Footwall, Babicanora Norte, Las Chispas, Giovanni including La Blanquita, William Tell, Varela, Granaditas, Granaditas Dos, Luigi and Amethyst veins. Five of the 30 veins have been included in the maiden resource (refer to “Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico”, effective February 12, 2018 and amended May 9, 2018). SilverCrest expects at least eight veins to be included in the resource update expected in Q3 2018.

N. Eric Fier, CPG, P.Eng and CEO, remarked, “With this expansion of the Granaditas Vein and discovery of the Granaditas Dos Vein, we continue to increase our near-surface high-grade footprint in the Las Chispas district. There are several other veins adjacent to the Granaditas reported veins and further drilling may indicate high-grade continuity with additional discoveries to be announced in this area. Conceptually, all high-grade veins discovered to date in the Babicanora and Granaditas areas could have shared underground infrastructure with benefits to mine sequencing and cost savings. It is our intention to include eight veins in the proposed updated resource planned for Q3 2018. The updated resource is to include the new 2018 discoveries of the Granaditas, Babicanora Norte and Luigi veins as well as expansions to the previously defined veins (Babicanora including Area 51, Babicanora FW, Las Chispas, Giovanni including La Blanquita, and William Tell).

The most significant result for this release was returned from Hole GR18-15 in the Granaditas Vein, which intersected 1.3 metres (est. true width) grading 4.2 grams per tonne (“gpt”) gold and 229.0 gpt silver, or 543 gpt silver equivalent (“AgEq”, based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$18.50 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 86.6% silver and 98.9% gold), including 0.5 metres grading 1,274 gpt AgEq. Also noteworthy is Hole GR18-15 in an unnamed vein, which intersected 1.4 metres grading 2.5 gpt Au, 799.0 gpt Ag or 988 gpt AgEq including 0.6 metres grading 2,530 gpt AgEq. The following table summarizes the most significant drill intercepts (uncut, undiluted) for the Granaditas, Granaditas Dos and Unnamed veins:

Granaditas Vein;

Hole ID	From (m)	To (m)	Drill intercept (m)	Est. True Width (m)	Au gpt	Ag gpt	AgEq* gpt
GR18-12	162.4	164.0	1.6	1.2	5.60	15.0	437
incl.	162.9	164.0	1.1	0.8	8.30	20.0	641
GR18-15	210.8	212.4	1.6	1.3	4.20	229.0	543
incl.	211.8	212.4	0.6	0.5	10.10	520.0	1,274
GR18-17	280.6	282.3	1.7	1.2	3.10	4.0	234
incl.	280.6	281.1	0.5	0.4	10.00	11.0	760

Granaditas Dos (2) Vein;

Hole ID	From (m)	To (m)	Drill intercept (m)	Est. True Width (m)	Au gpt	Ag gpt	AgEq* gpt
GR18-03**	47.5	48.1	0.6	0.5	0.50	97.0	134
GR18-04**	107.9	108.4	0.5	0.5	1.80	149.0	285
GR18-07**	25.0	25.5	0.5	0.4	2.40	421.0	600
GR18-09**	80.7	81.2	0.5	0.5	2.90	294.0	514
GR18-12	66.2	68.0	1.7	1.2	1.20	162.0	248
incl.	67.4	68.0	0.6	0.4	3.30	468.0	712
GR18-13	117.8	118.3	0.5	0.3	0.90	130.0	197
GR18-15	86.0	86.5	0.5	0.4	0.70	157.0	208

Unnamed Vein(s) in Granaditas Area;

Hole ID	From (m)	To (m)	Drill intercept (m)	Est. True Width (m)	Au gpt	Ag gpt	AgEq* gpt
GR17-02	156.9	157.9	1.0	0.9	1.04	82.0	159
GR18-15	241.4	243.1	1.7	1.4	2.50	799.0	988
incl.	242.0	242.6	0.6	0.5	6.50	2,040.0	2,530
GR18-19	39.6	40.2	0.5	0.4	0.67	114.0	164

Note: all numbers are rounded.
*AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$18.50 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 86.6% silver and 98.9% gold.
†Previously announced intercept (refer to news release dated October 19, 2017).
** Previously announced (refer to Company’s news release dated June 12, 2018).

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

Results for drill holes GR18-14, 16, 18 are below the Company’s cutoff of 150 gpt AgEq in any vein reported and outside the Granaditas Vein high-grade footprint.

The Granaditas and Granaditas Dos veins consist of southeastward plunging high-grade mineralization similar to the adjacent Babicanora and Babicanora Norte veins. Mineralization consists of a 0.3 to 1.8 metre wide (estimated true) banded quartz-argentite-pyrite veins and stockwork, dipping at an estimated 75° southwest. Unnamed mineralized intercepts are adjacent to known veins and may be named in the future depending on further drilling success.

The high-grade footprint in the Granaditas Vein currently measures approximately 200 metres long by 200 metres high (see attached Figures) and is open in most directions. The high-grade footprint in the Granaditas Dos (2) Vein currently measures approximately 100 metres long by 100 metres high and is open in most directions. Further drilling for potential expansion of the high-grade footprints at Granaditas is ongoing and additional assays will be reported once compilation is complete.

The Company continues with its Phase III drill program of expansion drilling on several new and partially-drilled high-grade mineralized veins. A majority of drilling is now complete for inclusion in the upcoming revised resource. Other ongoing site work includes continued underground mapping and sampling on the Las Chispas Vein, permitting for various additional work, and review of the maiden resource model for optimization and update.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company’s exploration, rehabilitation and drilling programs of the Las Chispas Property, including drilling test water wells, permitting for various work, and optimizing and updating the Company’s resource model; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer	SilverCrest Metals Inc.
SilverCrest Metals Inc.	Contact:	Michael Rapsch, VP Corp. Comm.
	Telephone:	+1 (604) 694-1730
	Fax:	+1 (604) 357-1313
	Toll Free:	1-866-691-1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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